OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD AND MONTEZUMA MINES FINALIZE

RED CANYON AGREEMENT

Vancouver, BC, Canada – August 28, 2008 -Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that  the Exploration Agreement with Option to Form a Joint Venture (“the Agreement”) has been finalized with Montezuma Mines Inc. (“Montezuma”), a subsidiary of CMQ Resources Inc., on Miranda’s Red Canyon project.  This exploration agreement replaces the letter of intent dated June 2, 2008.

Under the terms of the Agreement, Montezuma must spend $500,000 exclusive of underlying lease payments on or before August 1, 2009.  Montezuma may earn a 60% interest in the Red Canyon project by funding US$4,000,000 in qualified expenditures over a five year period.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study or funding US$10,000,000 in additional exploration.

Montezuma and Miranda geologists are designing an aggressive exploration program that will begin in September 2008.  Details of the program are currently being finalized.  The initial plan includes drill testing near-surface targets at the Ice prospect and deeper targets at the Gexa prospect, along with target development in the northern and central portions of the property.

Red Canyon is a sediment-hosted gold project located 12 miles (19 km) southeast of the 8.5 million ounce Cortez Hills gold deposit. The 7.7 sq. mi. (20 sq. km.) property consists of 237 unpatented lode mining claims that cover a two square mile (5.2 sq. km.) alteration cell developed in carbonate rocks that are age-equivalent to host rocks at the Cortez Hills and Gold Bar deposits. Previous drilling at the Ice prospect identified a near-surface zone of oxidized gold mineralization hosted in the McColley Canyon Formation, immediately above the Lone Mountain dolomite. Select drill hole intercepts include:

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95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.007 g Au/t from 6.1 to 35.1m) in KR-001;

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85 ft of 0.046 oz Au/t from 15 to 100 ft (25.9m of 1.568 g Au/t from 4.5 to 30.5m) in ROM07-01; and

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60 ft of 0.033 oz Au/t from 200-260 ft (18.3 m of 1.132 g Au/t from 61-79.3 m) in M-9.

At Ice, fences of inclined reverse-circulation drill holes are proposed to systematically test for gold mineralization beneath post-mineral volcanic rocks, northeast of holes KR-001 , ROM07-01 and M-9.  One core hole is anticipated to help resolve the geometry and ore controls of gold mineralization at Ice.  At the Gexa target, deep drilling will test a structural / stratigraphic target in the McColley Canyon Formation, beneath a 2,600 ft by 980 ft (800m by 300m) anomaly of gold in soils.  Drilling is anticipated to begin in the fall of 2008, but is dependent on BLM permit and bonding approval in addition to drill rig availability.

Target development activities will include additional soil sampling, geologic mapping and drill hole re-logging in the central portion of the property, and an oxygen/carbon dioxide soil gas survey in pediment covered areas to the north.  Much of this work will follow-up on unique geologic and geochemical patterns identified by previous operators as well as field examinations conducted by Harry Cook, an authority on sequence stratigraphy and predictive gold host models in northern Nevada.

For details on the Red Canyon exploration agreement and other exploration partnerships please visit our website at www.mirandagold.com/s/JVPartners.asp.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and CMQ Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.